FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

October 27, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is October 27, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer agrees to sell Pampa de Pongo Iron Ore Deposit to Nanjinzhao Group Co., Ltd. for USD 200 million.

Item 5.	Full Description of Material Change

The Issuer reports that it has entered into an agreement with Nanjinzhao Group Co., Ltd., a private Chinese enterprise located in Zibo City, Shandong Province, PRC, whereby Cardero Hierro del Peru, S.A.C., the holder of the Pampa de Pongo Iron Property, will sell its 100% interest to Nanjinzhao for a total purchase price of USD 200 million.

Sale Agreement Terms

The Pampa de Pongo purchase agreement was executed in Zibo City, Shandong on October 24, 2008 among Cardero, Cardero Hierro Del Peru, S.A.C. and Nanjinzhao, with the Shandong Provincial Bureau of Geo-Mineral Resources as a subscribing witness, to reflect its vital assistance in bringing the parties together.

The agreement requires an initial deposit of USD 10 million, payable within three months, with a final payment of USD 190 million due within nine months.  During the initial three month period, Nanjinzhao will obtain the appropriate Chinese governmental consents to the transaction.  The Pampa de Pongo property will be transferred to a Peruvian subsidiary of Nanjinzhao once the deposit has been received.

The agreement permits the Issuer to decline to proceed with the transaction at any time prior to the receipt of the final USD 190 million final payment, provided that, if such decision is made at any time after the initial USD 10 million deposit has been paid, the Issuer is required to return the deposit and pay an additional USD 20 million as a break-up fee.  Upon repayment of the deposit (and break fee, if required), the Pampa de Pongo property will be retransferred to Cardero Hierro del Peru, S.A.C.

The Issuer will pay a finder’s fee to an arm’s length private company in consideration of the finder introducing the Issuer to the Shandong Geo-Mineral Institute and Nanjinzhao and providing ongoing advice in the negotiations.

About Nanjinzhao Group Co., Ltd.

Located in the historic Nanjin Village of Zibo City in the Linzi District of Shandong Province, Nanjinzhao is a large-scale private enterprise group established in 1992.  It has a registered capital of 500 million RMB, total assets of 12 billion RMB and 6,000 employees.  Nanjinzhao has developed an integrated enterprise, which encompasses iron ore mining, pig iron production, steel making, the production of metallurgical coking coal and related derivatives such as benzene, coal tar and coal gas, and the operation of thermal heating and power plants.  Nanjinzhao also operates related rail and harbour facilities.  In 2007, Nanjinzhao had revenues of 15 billion RMB, and a profit and tax of 1 billion RMB.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves at the Issuer’s Mina Pirquitas project, financing plans, business trends and future operating revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the inability of the Issuer and Newmont to agree on the final terms of the proposed regional exploration alliance with the result that the alliance will not come to fruition, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Issuer or Newmont to obtain any necessary permits, consents or authorizations required for their respective activities, including in connection with the regional exploration alliance, the inability of the Issuer to produce minerals from its properties successfully or profitably, the inability of the Issuer to continue its projected growth, the inability of the Issuer to raise the necessary capital to continue its operations or to fund its commitments under the regional exploration alliance with the consequent dilution and possible loss of its interest therein, or to be able to fully implement its planned business strategies.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Hendrik Van Alphen, Prsident & CEO

Business Telephone No.:  (604) 408-7488

Item 9.	Date of Report

October 28, 2008